Exhibit 99.1

STANTEC

ANNUAL MEETING

MAY 1, 2008

TSX STN
NYSE SXC

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS & MANAGEMENT INFORMATION CIRCULAR

MARCH 14, 2008

Stantec

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	4
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF STANTEC	5
MANAGEMENT INFORMATION CIRCULAR	6
Solicitation of Proxies	6
Registered Shareholders – Appointment and Revocation of Proxies	6
Non-Registered (Beneficial) Shareholders – Appointment and Revocation of Proxies	7
Voting of Shares Represented by Management Proxies	8
PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING	9
Report of Management and Consolidated Financial Report	9
Election of Directors	9
Appointment of Auditor	9
Other Business	10
INFORMATION REGARDING STANTEC	11
Interest of Certain Persons in Matters to be Acted Upon	11
Currency	11
Voting Shares and Their Principal Holders	11
Normal Course Issuer Bid	11
Disclosure of Corporate Governance Practices	11
Board of Directors’ Meetings	12
Committees of the Board of Directors	12
Audit Committee	12
Corporate Governance and Compensation Committee	13
Election of Directors	14
Majority Voting Policy	18
Compensation of Directors	18
Director Equity Ownership	20
Age and Term Limits	20
Executive Compensation	20
Summary Compensation Table	21
Chief Executive Officer Compensation	21
Chief Executive Officer Share Ownership	22
Option Grants During the Most Recently Completed Financial Year	22
Aggregated Option Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option Values	22
Equity Compensation Plan Information	23

Terms of the Plan	23
Indebtedness of any Directors, Executive Officers and Senior Officers	25
Employment Contracts	25
Anthony P. Franceschini	25
Mark E. Jackson	26
Donald W. Wilson	26
Valentino DiManno	27
Jeffery Kishel	27
Report on Executive Compensation	28
Composition of Corporate Governance and Compensation Committee	28
Compensation Philosophy	28
Compensation of the Chief Executive Officer	29
Performance Graph	30
Directors’ and Officers’ Liability Insurance	30
2008 Shareholder Proposals	30
Additional Information	31
Directors’ Approval	31
SCHEDULE “A” – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	32

STANTEC INC. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders (the Meeting) at Enterprise Square, 10230 Jasper Avenue, Edmonton, Alberta on Thursday, May 1, 2008 at 11:00 AM (MDT) to

1.	Receive Stantec’s financial statements for the financial year ended December 31, 2007, together with the auditor’s report on those statements

2.	Elect the directors of Stantec

3.	Appoint an auditor and to authorize the directors to fix the auditor’s remuneration

4.	Transact any other business properly brought before the Meeting

The accompanying Management Information Circular contains more information regarding these matters. Stantec’s 2007 audited financial statements are included in the Stantec annual report which is being mailed with the circular.

The Board of Directors has fixed the close of business on March 14, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the Board of Directors

Edmonton, Alberta March 14, 2008	JEFFREY S. LLOYD Secretary

If you are not able to attend the meeting in person, please exercise your right to vote by returning the enclosed form of proxy to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON  M5J 2Y1, so as to arrive no later than 11:00 AM (MDT) on April 29, 2008 or, if the meeting is adjourned, 11:00 AM (MDT) on the second business day before any adjournment.

STANTEC INC. MANAGEMENT INFORMATION CIRCULAR SOLICITATION OF PROXIES

SOLICITATION OF PROXIES

This Management Information Circular and the accompanying form of proxy are for use at Stantec’s annual shareholder meeting, and any adjournments or postponements, for the purposes described in the accompanying notice of meeting. The meeting is scheduled for 11:00 AM (MDT), Thursday, May 1, 2008 at

Enterprise Square
10230 Jasper Avenue
Edmonton AB  T5J 4P6

Stantec’s management is soliciting proxies with this circular.  Proxies will be primarily solicited by mail, but Stantec employees may also solicit proxies via telephone or in person.  Stantec is bearing the costs associated with this solicitation.  Unless otherwise noted, the information in this circular is current to March 14, 2008.

References in this Management Information Circular to “Stantec” and the “Company” include, as the context may require, Stantec Inc. and all or some of the companies in which it has an interest collectively, or one or more of such companies. References in this Management Information Circular to “our,” “us,” or “we” also refer to “Stantec” in contexts explained above.

REGISTERED SHAREHOLDERS - APPOINTMENT AND REVOCATION OF PROXIES

You are a registered shareholder if your shares are held in certificate form in your name. If you are a registered shareholder you can vote your shares in person at the meeting, or by one of the methods described below

1.	To vote by mail or delivery, your paper proxy must by completed, signed, and returned in accordance with the instructions on the enclosed form of proxy.

2.
To vote by telephone, call the toll-free number indicated on the enclosed form of proxy.  Using a touch-tone telephone to select your voting preferences, follow the instructions of the "vote voice" and refer to your control number, holder account number and access number provided on the enclosed proxy when instructed to do so.  Note that voting by telephone is not available if you wish to appoint a person as a proxy other than the persons named on the proxy form.  In such a case, your proxy should be voted by mail, delivery, or Internet.

3.
To vote using the Internet, visit the Internet website indicated on the enclosed form of proxy.  Follow the on-line voting instructions given to you over the Internet to select your voting preferences and refer to your control number, holder account number and access number provided on the enclosed proxy when instructed to do so.

If you are not a registered shareholder, in order to vote your shares, you must follow the steps described below under the heading “NON-REGISTERED (BENEFICIAL) SHAREHOLDERS – APPOINTMENT AND REVOCATION OF PROXIES.”

If you are a registered shareholder and you complete and return the enclosed proxy in one of the three methods described above, you give authority to the individuals named in the proxy, or an individual of your choosing (in the case of a paper proxy or an Internet proxy), to attend, vote and act on your behalf at the meeting.

The individuals named in the enclosed form of proxy are our directors and/or officers.  You have the right to appoint a person of your choice, who need not be a Stantec shareholder, to represent you and to attend and act on your behalf at the meeting.  If you wish to appoint someone other than individuals listed in the enclosed proxy, please insert the name of the person you wish to appoint in the paper proxy or the Internet proxy in the space provided for that purpose.

Whichever method you choose, your proxy must be received by

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, ON  M5J 2Y1

before 11:00 AM (MDT) on April 29, 2008.  If the meeting is adjourned or postponed, the proxy must be signed and received by Computershare before 11:00 AM (MDT) on the second business day before the adjourned meeting.

After you, or your attorney (duly authorized in writing), have returned a proxy to Computershare Trust Company of Canada, you may revoke it by delivering a duly executed proxy with a later date by paper, telephone, or Internet.  You may also use a form of revocation of proxy or other instrument signed by you or by your attorney authorized in writing and deliver it to

1.	Our registered office before the end of business on the day before the meeting or any subsequent adjournment or postponement or

2.	The chairman of the meeting before the start of the meeting or before any adjournment or postponement

You may also revoke your proxy in any other manner permitted by law.

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS – APPOINTMENT AND REVOCATION OF PROXIES

Only proxies deposited by registered shareholders can be recognized and acted upon at the meeting.  If your shares are held in the name of a nominee, such as a bank, trust company, securities broker, trustee (including RRSP, RRIF or RESP trustee), or other financial institution, you are considered a beneficial shareholder.  In this event, your nominee, rather than you, appears on Stantec’s registered shareholder list.

Shares held by a nominee must be voted according to the beneficial shareholder’s instructions.  Regulatory policy requires nominees to seek voting instructions from beneficial shareholders in advance of shareholder meetings.  If you receive a proxy from your nominee, you cannot use that proxy to vote your shares in person at the meeting.

If you are a beneficial shareholder, there are two ways that you can vote your shares;

1.
By providing, well in advance of the meeting, voting instructions to your nominee, who will have sent you either a request for voting instructions, or a form of proxy for the number of shares you hold.  You should carefully follow your nominee’s procedures and return instructions to ensure that your shares are voted at the meeting.

2.
By attending the meeting. We do not generally have the names of non-registered shareholders; therefore, if you want to attend the meeting in person, you must have your nominee appoint you as his or her proxyholder in respect of your shares.  Only after having been appointed as a proxyholder will you be able to vote your shares at the meeting.  If you plan to vote in this manner, contact your nominee to determine what documents you need to complete to be appointed a proxyholder.  You will also need to register with our transfer agent at the meeting.

There are two kinds of beneficial shareholders: those who object to their names being made known to the issuers of securities they own, called objecting beneficial owners, and those who do not object to the issuer of the securities they own knowing who they are, called non-objecting beneficial owners (NOBOs).

We have decided to take advantage of those provisions of National Instrument 54-101 that permit us to deliver proxy-related material directly to our NOBOs.  If you are a beneficial shareholder and Computershare Trust Company of Canada, our transfer agent, has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities legislation from the intermediary holding common shares on your behalf.  By choosing to send these materials to you directly, we have assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  As a result, NOBOs can expect to receive a scannable voting instruction form (VIF) from our transfer agent, Computershare Trust Company of Canada.  These VIFs are to be completed and returned to Computershare Trust Company of Canada in the envelope provided or by facsimile.  In addition, telephone voting and Internet voting instructions can be found in the VIF.  Computershare Trust Company of Canada will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the meeting with respect to the common shares represented by the VIFs they receive.  If you are a NOBO and wish to vote your common shares in person at the meeting, please insert your own name in the space provided on the VIF to appoint yourself as proxyholder.  Do not complete the voting instructions, as your vote will be counted at the meeting.  Please register with the transfer agent, Computershare Trust Company of Canada, when you arrive.

If you are a beneficial shareholder, you should contact your nominee to discuss whether revocation is possible and what procedure to follow.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

Unless you specify another individual, the enclosed form of proxy authorizes the two named individuals, who represent our management, to vote your shares at the meeting according to your instructions.  In the absence of specific instructions, the management representatives will vote for the election of the directors and the appointment of auditor.

The form of proxy also authorizes management representatives to use their discretion for other matters that properly come before the meeting.  As of the date of this circular, our management does not know of any matters to come before the meeting other than the matters listed in the notice of meeting.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

To the knowledge of our management, the only matters to be placed before the meeting are the matters set forth in the Notice of Meeting and as further described below.
1.	Report of Management and Consolidated Financial Report

The report of management and the audited consolidated financial statements for the year ended December 31, 2007, including management’s discussion and analysis, are contained in our 2007 annual report under Financial Review.  Shareholders who have requested a copy of the 2007 annual report will receive it by mail.  If you did not request a copy, you may view the annual report online at www.stantec.com or at www.sedar.com, or, you may obtain a copy upon request to Stantec’s Corporate Secretary at 10160 – 112 Street, Edmonton, Alberta  T5K 2L6.

2.           Election of Directors

See page 14 under the heading “ELECTION OF DIRECTORS.”

3.           Appointment of Auditor

It is proposed that Ernst & Young LLP, Chartered Accountants be appointed as our auditor for the 2008 fiscal year.

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2007 and 2006 were as follows:

Category	Note	2007	2006
Audit Fees Audit-Related Fees Tax Fees	1 2 3	$1,021,000 11,000 695,000	$1,056,000 0 532,000
Total		$1,727,000	$1,588,000

1 - Audit Fees – audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

2 - Audit-Related Fees – assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees.”

3 - Tax Fees – professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning, including tax advice and due diligence relating to potential business acquisitions.

Unless you specify otherwise by proxy or by voting at the meeting, the management representatives designated in the form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants as our auditor to hold office until the close of the next annual shareholders’ meeting and to authorize our directors to set Ernst & Young LLP’s remuneration for the year.  Ernst & Young LLP has served as Stantec’s auditor since December 11, 1993.

4.           Other Business

We do not know of any other matter that will come before the meeting other than the matters disclosed in the notice of meeting.

INFORMATION REGARDING STANTEC

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To our knowledge, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors.

CURRENCY

All currency in this Management Information Circular is in Canadian dollars, except where otherwise indicated.

VOTING SHARES AND THEIR PRINCIPAL HOLDERS

As of the record date (March 14, 2008), Stantec has 45,648,773 common shares issued and outstanding.  Each holder of common shares on the record date will be entitled to one vote on all matters proposed to come before the meeting for each common share held.

To the knowledge of our directors and officers, no person beneficially owns, directly or indirectly, or controls or directs more than 10% of Stantec’s outstanding common shares.

NORMAL COURSE ISSUER BID

On May 28, 2007, we announced our intention to make a normal course issuer bid starting June 1, 2007 and expiring May 31, 2008.  During this period, we may acquire up to 2,279,496  common shares, being approximately 5% of the issued and outstanding common shares at the time of the issuer bid’s announcement.

We believe that, at certain times, the market price of our common shares may not adequately reflect the value of our business and our future business prospects.  As a result, we believe that our outstanding common shares may, at such times, represent an attractive investment and an appropriate and desirable use of our available funds.  We will purchase our common shares for cancellation.

Purchases will be effected through the Toronto Stock Exchange (TSX) facilities, in accordance with its by-laws, rules, and policies.  We will pay the market price for any common shares we acquire.

You may contact us at: 200 - 10160 - 112 Street, Edmonton AB T5K 2L6 to obtain a copy of our Notice of Intention to Make a Normal Course Issuer Bid that was filed with the TSX.  The Notice of Intention to Make a Normal Course Issuer Bid is also available on SEDAR at www.sedar.com.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Our Board of Directors believes in the importance of sound corporate governance practices.

In Canada, the guidelines and rules applicable to our Company are National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”), National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).  Our practices required pursuant to NI 58-101 are described in Schedule “A” to this circular.

As a New York Stock Exchange (NYSE) listed company, we also closely follow the corporate governance standards set out in the NYSE Listed Company Manual.  Please see Schedule “A” for a summary of where our corporate governance practices differ significantly from the NYSE standards.  We continue to monitor and adapt as corporate governance standards evolve.

Board of Directors’ Meetings

There were six Board of Directors’ meetings in 2007. The Board of Directors has met twice in 2008 and five additional meetings are scheduled. The agenda for these scheduled Board of Directors’ meetings, and whether additional meetings are necessary, will depend on the state of our affairs, including any opportunities or problems facing us.

It is our current practice to hold at least one Board of Directors’ meeting each year at a location other than the head office.  Management feels that we benefit from giving directors broad exposure to our business and operations.  At these meetings, directors are given the opportunity to meet with senior management in different regions.  Last year, Board of Directors’ meetings were held in Edmonton, Alberta, and New York, New York.

Committees of the Board of Directors

In 2007, there were two committees of the Board of Directors: (1) the Audit Committee and (2) the Corporate Governance and Compensation Committee.

Audit Committee

The Audit Committee members are all independent directors.  The committee members are William D. Grace, Chairman, Robert R. Mesel, and Ivor M. Ruste.  In summary, the committee monitors, evaluates, approves, and makes recommendations on matters affecting our external audit, financial reporting, and accounting control policies.

The Audit Committee met nine times in 2007. In addition to formal meetings, the members of the Audit Committee meet informally as required, either in person or by telephone. The chairman of the Audit Committee provides regular reports at our Board of Directors’ meetings.

Additional information regarding the Audit Committee and its members and the text of the Audit Committee Terms of Reference may be found in our Annual Information Form dated March 27, 2008, filed on SEDAR at www.sedar.com.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee members are all independent directors.  The committee members are Robert J. Bradshaw, Chairman, William D. Grace and Susan E. Hartman.

This committee makes recommendations to the Board of Directors on

Corporate Governance Matters

•	Developments in the area of corporate governance generally

•	Composition and size of the Board of Directors

•	Appropriate candidates for nomination to the Board of Directors

•	Providing an orientation and education program for new directors

•	Evaluating the performance of the Board of Directors, any committees, and individual directors

•	Considering and approving any requests by an individual director to engage outside experts at our expense

Compensation Matters

•
Compensation policies reflecting the rationale for each element of executive pay, including the link between compensation and performance and the level of competitiveness of the total compensation package

•      Administration of our employee share option plan

•	Executive management compensation, including bonuses, stock options, pensions, and benefits

•      Compensation for the chief executive officer

•      Senior management performance reviews

•      Our succession plans for executive management positions

The Corporate Governance and Compensation Committee met twice in 2007. The chairman of the Corporate Governance and Compensation Committee provides regular reports at our Board of Directors’ meetings.

ELECTION OF DIRECTORS

Seven directors will be elected at the meeting.  The management representatives named in the form of proxy intend to vote for the nominees listed below.  All of the listed nominees are currently directors and all of the current directors’ appointments will expire at the meeting.  Our management believes that each of the listed nominees will be able to serve as a director.  If for any reason before the meeting, a nominee is unable to serve as a director, the persons named in the form of proxy have the discretion to vote for another nominee at the meeting.  Each elected director will hold office until the next annual general meeting or until a successor is duly elected or appointed.

The number of common shares and deferred share units held by each of the directors as described below is at March 14, 2008.  The value of the common shares and deferred share units described for each of the directors is calculated based upon the closing price of our common shares on March 14, 2008.

Ronald Triffo - Chairman of the Board of Directors, Stantec Inc.
Edmonton, AB – Canada
Age:  68

 Ronald Triffo has been associated with Stantec since 1977.  He was appointed president in 1983, president and chief executive officer in 1988 and chairman of the Board of Directors in 1998.  Mr. Triffo holds a bachelor of science in civil engineering from the University of Manitoba and a master of science in engineering from the University of Illinois.  He is currently a director of TELUS Corporation (TSX, NYSE) as well as the chairman of the Alberta Ingenuity Fund.  Mr. Triffo is the immediate past chair of Alberta Treasury Branches (ATB Financial) and a past chair of the Alberta Economic Development Authority. He also serves on the board of Alberta’s Promise, the Advisory Council of the Faculty of Medicine and Dentistry at the University of Alberta, and the Board of Governors of Junior Achievement of Northern Alberta.  Mr. Triffo is a past president of the Consulting Engineers of Alberta and the Association of Consulting Engineers of Canada and has received several provincial and national awards for his extensive contributions to the engineering profession, community, and business.

Director Since August 12, 1985	Independent Yes	Common Shares[1] 999,576 Value: $30,976,860	Options 0	Deferred Share Units 4,000 Value: $123,960	2007 Attendance Board Meetings	6 of 6

Robert J. Bradshaw – Chairman, Contor Industries Limited
Toronto, ON – Canada
Age:  60

Robert J. Bradshaw has been a member of the Stantec Board of Directors since 1993.  He is a professional engineer with a diverse background in the manufacturing, oil, consulting engineering, and nuclear industries, as well as in power generation and government service.  Mr. Bradshaw is currently the chairman of Contor Industries Limited, which acquires mature manufacturing companies requiring significant turn-around activities. The business of the Contor companies ranges from nuclear and aerospace to hydro electric, gold mining, food processing, aircraft leasing, and waste disposal.  Mr. Bradshaw is a director of Configuresoft, Inc.

Director Since December 14, 1993	Independent Yes	Common Shares[1] 110,000 Value: $3,408,900	Options 0	Deferred Share Units 15,200 Value: $471,048	2007 Attendance Board Meetings Corporate Governance & Compensation Committee	5 of 6 2 of 2

Anthony (Tony) P. Franceschini - President & Chief Executive Officer, Stantec Inc.
Edmonton, AB – Canada
Age:  57

 Anthony P. Franceschini has been with Stantec since 1978, where he has provided consulting services, management, and leadership, becoming chief executive officer in 1998.  He has served as a director of Stantec since the Company became publicly traded in March 1994.  He also serves as a director of Esterline Technologies Corporation (NYSE-ESL), a leading manufacturer in the aerospace/defence markets and is a director of privately held CCI Thermal Technologies Inc., an Edmonton-based manufacturer of industrial heating products and custom-engineered process heating equipment.  Mr. Franceschini is also a member of the not-for-profit University of Alberta Hospital Foundation.

Director Since February 3, 1994	Independent No	Common Shares[1] 341,058 Value: $10,569,387	Options 300,000	Deferred Share Units Not eligible	2007 Attendance Board Meetings	6 of 6

Susan E. Hartman – President and Owner, The Hartman Group
Rochester, NY – USA
Age:  57

 Susan E. Hartman has been a member of Stantec’s Board of Directors since 2004.  Ms. Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development.  In 1993 she started her own management consulting firm, The Hartman Group.  Ms. Hartman continues as president and owner of The Hartman Group, leading the company’s consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management.  She currently serves as a board member on The SCORE Foundation and was recently appointed to the boards of Electri-Cord Manufacturing Co., Pierce Industries, and Unity Health Systems.

Director Since November 4, 2004	Independent Yes	Common Shares[1] 4,650 Value: $144,103	Options 0	Deferred Share Units 11,200 Value: $347,088	2007 Attendance Board Meetings Corporate Governance & Compensation Committee	6 of 6 2 of 2

Aram H. Keith – Vice-Chairman of the Board of Directors, Stantec Inc.
Irvine, CA – USA
Age:  63

Aram H. Keith co-founded The Keith Companies, Inc. in March 1983 and served as its chief executive officer and chairman of the Board of Directors until its acquisition by Stantec in 2005. During that time, the firm grew to have 17 offices and over 850 employees. Under his leadership, The Keith Companies won many major awards for its outstanding projects.  Mr. Keith has been a licensed civil engineer since 1972. He received a bachelor of science in civil engineering from California State University at Fresno and was recently named Alumni of the Year. Mr. Keith was named an Entrepreneur of the Year by Ernst & Young and his firm was named one of the Top 10 Large Firms to Work For by Civil Engineering News in 2005.  Mr. Keith has served his church in many capacities throughout the years and currently sits on its Board of Trustees. He has also been involved in groups like the Boy Scouts, the Boys and Girls Clubs, the Special Olympics, City of Hope, and Concordia University.

Director Since November 3, 2005	Independent No	Common Shares[1] 222,162 Value: $6,884,800	Options 0	Deferred Share Units 800 Value: $24,792	2007 Attendance Board Meetings	6 of 6

Robert R. Mesel – Corporate Director
Kiawah Island, SC – USA
Age:  72

 Robert R. Mesel has been a member of Stantec’s Board of Directors since 2004.  Mr. Mesel is an experienced business professional with expertise in business development, administration, accounting, and finance.  Prior to his retirement in 1998, Mr. Mesel was a director and/or trustee for many prestigious organizations, including the Financial Executive Institute (Northeast Ohio Chapter), Ohio Council for Economic Education, Greater Cleveland Salvation Army, and Canisius College.  Mr. Mesel completed his bachelor of business administration in accounting at Canisius College, his masters of business administration at State University of New York at Buffalo, and the advanced management program at Harvard Business School.  He is also the past president of BP Chemicals Inc. and Chase Brass & Copper Company.

Director Since November 4, 2004	Independent Yes	Common Shares[1] 5,000 Value: $154,950	Options 0	Deferred Share Units 11,200 Value: $347,088	2007 Attendance Board Meetings Audit Committee	6 of 6 9 of 9

Ivor M. Ruste – Executive Vice President & Chief Risk Officer, EnCana Corporation
Calgary, AB – Canada
Age:  52

Ivor Ruste joined the board of Stantec in February of 2007.  Mr. Ruste is currently executive vice president and chief risk officer for EnCana Corporation (an unconventional natural gas and integrated oil company) headquartered in Calgary. He has a bachelor of commerce (with distinction) from the University of Alberta and is a Fellow Chartered Accountant.  From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm) and just prior to joining EnCana in May 2006, was the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors. Mr. Ruste currently serves on the Board of Governors for the University of Alberta and is chair of the Audit Committee.  Mr. Ruste has been active over the past 27 years in numerous other business, community, and professional activities.

Director Since February 21, 2007	Independent Yes	Common Shares[1] 1,500 Value: $46,485	Options 0	Deferred Share Units 4,000 Value: $123,960	2007 Attendance Board Meetings Audit Committee	5 of 6 9 of 9

[1]	Denotes common shares currently beneficially owned, directly or indirectly, or controlled or directed by the nominees.

With the exception of Aram H. Keith who, prior to September 15, 2005, was the chief executive officer and chairman of the board of The Keith Companies, Inc., and Ivor M. Ruste who, prior to March 1, 2006, was a managing partner of the Edmonton office of KPMG LLP, each of the directors of Stantec has been engaged for more than five years in their present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which they currently hold their principal occupation.

MAJORITY VOTING POLICY

In November 2007, the board reviewed and adopted a majority voting policy on the recommendation of the Corporate Governance and Compensation Committee.  Under this new policy, a director who is elected in an uncontested election with more votes withheld than cast in favor of his or her election will be required to tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Compensation Committee will promptly consider the resignation and will recommend to the board whether or not to accept the tendered resignation. The board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.  We will promptly publicly disclose the board’s decision and process in a periodic or current report filed with the Canadian Securities Administrators.

COMPENSATION OF DIRECTORS

Mr. Triffo, the chairman of the Board of Directors, receives a retainer in the amount of $75,000 per year as a director fee retainer pursuant to an agreement with Stantec.  Mr. Triffo is entitled to participate in the deferred share unit program and is also entitled to the same meeting fees as other Directors.  This agreement with Mr. Triffo will end when he ceases to be the chairman of the Board of Directors.

Mr. Keith, vice-chairman of the Board of Directors, receives US$125,000 per year as a director fee retainer pursuant to an agreement with Stantec.  He is not paid any additional amounts for attending Board of Directors’ meetings or committee meetings or for attending meetings or events in support of the Company.  This agreement with Mr. Keith was scheduled to end on September 29, 2006, whereupon his director compensation would revert to the compensation paid, from time to time, to independent members of the Stantec Board of Directors, pursuant to an agreement with Stantec.  The Board of Directors extended the agreement until December 31, 2007.  As of January 1, 2008, Mr. Keith receives the same compensation as other directors.

The president and chief executive officer, Mr. Franceschini, is not compensated for acting as a director.

The remaining directors are paid according to our director compensation program which is intended to

1.	Encourage the directors to hold a continuing equity interest in Stantec
2.	Align the interests of directors with the interests of shareholders
3.	Attract and retain qualified Canadian and US directors

The director compensation program includes deferred share units each of which has the same value as one of our common shares.  However, deferred share units carry no voting rights, and cannot be transferred and carry no right to be exchanged into our common shares.  Deferred share units cannot be exercised until death or retirement of a director, upon which, the value of a director’s deferred share units are paid in cash.  Each deferred share unit will be valued at our common share market price on the last trading day of the month of the death or retirement of the director.  Deferred share units are granted on the last day of the previous quarter and once granted, the number of deferred share units will not be adjusted even if the director dies or retires in the quarter to which a grant of deferred share units relates.  The number of deferred share units  held by directors and the number of deferred share units to which directors are entitled will be appropriately adjusted for any change in our outstanding common shares that occurs by reason of any stock split, consolidation, or other corporate change.

The directors, other than Mr. Franceschini, and Mr. Keith, receive

•	3,200 deferred share units a year (800 per quarter)
•	An additional $1,500 per quarter if they chair the Board of Directors’ Corporate Governance and Compensation Committee
•	An additional $3,000 per quarter if they chair the Board of Directors’ Audit Committee
•	$1,800 for every Board of Directors’ meeting or Board of Directors’ committee meeting they attend

E. John (Jack) Finn retired from the Board of Directors on May 3, 2007.  As a result of his retirement, he was paid the amount of $449,664 which was the value of the deferred share units he had earned as a member of the Board of Directors.  According to our deferred share unit policy, deferred share units are earned annually but not paid until retirement of the board member.

The total amount earned by our directors for the year ended December 31, 2007, was as follows:

CASH COMPENSATION	DEFERRED SHARE UNIT COMPENSATION

	Board Meetings[1]	Audit Committee Meetings	Audit Chair	Corp. Gov. & Comp. Committee	Corp. Gov & Comp. Chair	Total
Directors	$1,800/ Meeting	$1,800/ Meeting	$3,000/qtr	$1,800/ Meeting	$1,500/qtr		# of DSUs	Value at Date of Issue
Triffo, Ronald[2]	$ 10,800	$ 7,200	Nil	$ 3,600	Nil	$ 99,290[2]	3,200	$99,968
Franceschini, Anthony P.[3]	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Keith. Aram H.[2]	Nil	Nil	Nil	Nil	Nil	$134,120[2,4]	Nil	Nil
Bradshaw, Robert J.	$ 9,000	Nil	Nil	$ 3,600	$ 6,000	$ 18,600	3,200	$99,968
Finn, E. John (Jack)	$ 5,400	$ 5,400	Nil	Nil	Nil	$ 10,800	1,600	$45,520
Grace, William D.	$ 10,800	$ 16,200	$ 12,000	$ 3,600	Nil	$ 42,600	3,200	$99,968
Hartman, Susan E.	$ 10,800	Nil	Nil	$ 3,600	Nil	$ 14,400	3,200	$99,968
Mesel, Robert R.	$ 10,800	$ 16,200	Nil	Nil	Nil	$ 27,000	3,200	$99,968
Ruste, Ivor M.	$ 9,000	$ 16,200	Nil	Nil	Nil	$ 25,200	3,200	$101,240

Totals	$ 66,600	$ 61,200	$12,000	$ 14,400	$ 6,000	$ 372,010	20,800	$646,600

[1]	A total of six Board of Director meetings were held in 2007, two of which were by conference call.
[2]
Mr. Triffo was paid compensation of $150,000 per year as a director fee retainer pursuant to an agreement with Stantec.  This agreement was amended as of January 1, 2007 to $75,000 per year.  He is also entitled to participate in the deferred share unit program and is entitled to the same meeting fees as other directors.  As of December 31, 2007, Mr. Triffo earned a director fee retainer of $77,690.  Likewise, Mr. Keith is paid $134,120 pursuant to an agreement with Stantec.  Payments made to directors with respect to each retainer are paid within 30 days after the close of each quarter.  As such, the retainers earned in the fourth quarter are not paid to directors until the first quarter of the following year, thus while Mr. Triffo earned $75,000 for the calendar year 2007, he was paid $77,690, which represents the retainers earned during the fourth quarter of 2006 and the first three quarters of 2007.

[3]	Mr. Franceschini is not compensated for acting as a director.
[4]	Mr. Keith was paid $124,762 in US dollars.

DIRECTOR EQUITY OWNERSHIP

We encourage our directors to have an equity position in Stantec.  Under the board’s director ownership guideline adopted at the November 2, 2007, Board of Directors’ meeting,  a director is required to own $200,000 in equity either in the form of deferred share units or common shares or some combination of both within five years of becoming a director. Each of our directors have met this requirement.

AGE AND TERM LIMITS

The Board of Directors does not believe it should establish term limits.  While term limits could help ensure that there are fresh ideas and viewpoints available to the Board of Directors, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into us and our operations and, therefore, provide an increasing contribution to the Board of Directors as a whole.

As an alternative to term limits, the Corporate Governance and Compensation Committee, in consultation with the chairman of the Board and our chief executive officer, review each director’s continuation on the Board of Directors as least every three years.  This will also allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board of Directors.

While the board has not adopted a formal policy regarding the retirement age of directors, the board believes that once a director reaches the age of 72 his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the Board of Directors.

Upon retirement or resignation from the Board of Directors, a director is not entitled to, nor does the director receive, any form of retirement compensation.  The only payment received by a director upon retirement or a resignation is the earned value of the director’s deferred share units.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation for our chief executive officer and chief financial officer and the next three most highly compensated executive officers, collectively, our “named executive officers.”

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation Awards	All Other Compensation
		Salary	Bonus[1]	Securities under Options[2]
A.P. FRANCESCHINI President & CEO	2007 2006 2005	$375,005 $375,005 $375,004	$1,896,522 $1,722,106 $1,161,425	Nil Nil Nil	$7,500[3] $7,500[3] $7,730[3]
M.E. JACKSON Senior Vice President & COO	2007 20062 005	$270,201 $249,109 $226,336	$475,000 $350,000 $300,000	Nil 10,000 Nil	$19,588[4] $36,021[5] $10,305[3]
D.W. WILSON Senior Vice President & CFO	2007 2006 2005	$274,047 $249,307 $232,828	$425,000 $350,000 $300,000	Nil 10,000 Nil	$13,491[3] $12,465[3] $11,883[6]
V. DIMANNO Senior Vice President, Canada	2007 2006 2005	$249,048 $223,210 $177,991	$425,000 $350,000 $200,000	10,000 10,000 Nil	$10,933[3] $8,565[7] $6,590[3]
J. KISHEL (US $) Senior Vice President, US West	2007 2006 2005	$248,129 - -	$375,000 - -	10,000 - -	$11,225[3] - -

1.	Represents bonuses earned and calculated in respect of the indicated financial year.
2.	Options for Common Shares of Stantec. See below for further information regarding option grants and exercises during the most recently completed financial year.
3.	Represents a payment to the executive officer’s registered retirement savings/employee share purchase plan.
4.
Represents a payment to Mr. Jackson’s registered retirement savings/employee share purchase plan ($13,510) and a payout of vacation time that Mr. Jackson had accrued but not taken during his time at Stantec ($6,078).

5.      Represents a payment to Mr. Jackson’s registered retirement savings/employee share purchase plan ($12,456)anda payout of vacation time that Mr. Jackson had accrued but not taken during his time at Stantec ($23,565).
6.      Represents a payment to Mr. Wilson’s registered retirement savings/employee share purchase plan ($10,533)and a service award ($1,350).
7.      Represents a payment to Mr. DiManno’s registered retirement savings/employee share purchase plan ($6,765)and a service award ($1,800).

Chief Executive Officer Compensation

Compensation	Value
Base salary	$375,005
Bonus	$1,896,522
ESP/RRSP	$7,500

Share options granted in 2007 fiscal year	0
Total compensation	$2,279,027

Mr. Franceschini receives no other forms of compensation other than those items and amounts listed in the preceding chart.

Chief Executive Officer Share Ownership

We believe that it is important to align the interests of Stantec’s chief executive officer with those of our shareholders and this can be achieved by encouraging the chief executive officer to have significant personal holdings of our common shares.  Under the chief executive officer share ownership guideline adopted by the board at its September 13, 2007, Board of Directors’ meeting, the chief executive officer is required to own 2.0 times his or her annual base salary and such ownership is to be achieved within five years of being appointed chief executive officer.  Mr. Franceschini has met this requirement.

Option Grants During the Most Recently Completed Financial Year

Name	Securities under Options[1]	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Common Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
A.P. Franceschini	Nil	0.00%	N/A	N/A	N/A
M.E. Jackson	Nil	0.00%	N/A	N/A	N/A
D.W. Wilson	Nil	0,00%	N/A	N/A	N/A
V. DiManno	10,000[2]	2.14%	$30.61	$30.61	August 17, 2014
J. Kishel	10,000[2]	2.14%	$30.61	$30.61	August 17, 2014

1      Options granted under our employee share option plan to purchase our common shares.
2	3,333 options are exercisable on August 17, 2008, 3,333 options are exercisable on August 17, 2009, and 3,334 options are exercisable on August 17, 2010.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Financial Year End[1] Exercisable/Unexercisable
A.P. Franceschini	Nil	Nil	240,000/60,000	$6,907,200/$1,520,400
M.E. Jackson	Nil	Nil	45,333/6,667	$1,288,607/$123,473
D.W. Wilson	21,000	$483,050	40,333/6,667	$1,140,157/$123,473
T. DiManno	4,000	$95,600	32,333/16,667	$923,037/$216,273
J. Kishel	Nil	Nil	0/10,000	0/$82,800

1      The closing price of our common shares on the TSX on December 31, 2007 was $38.89.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,751,022	$18.32	2,181,732[1]

[1]
This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec Share Option Plan (4,487,026) less 554,272 Stantec options which have been exercised less the 1,751,022 Stantec options outstanding as at December 31, 2007.

Terms of the Plan

Each option granted under the Stantec employee share option plan has a maximum term of 10 years and is exercisable on terms determined by the Board of Directors, including vesting and restrictions on sale or other disposition of common shares acquired upon exercise of an option. The Board of Directors establishes the exercise price for options when issued, which in all cases cannot be less than the closing price of the common shares on the TSX on the trading day immediately preceding the date of the grant.

Any common shares subject to an option which is for whatever reason cancelled or terminated without having been exercised, are again available for grant under the employee share option plan.

The maximum number of common shares which may be reserved for issuance to insiders under the employee share option plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.  In addition, the maximum number of common shares which may be issued to insiders under the plan within a one year period is 10% of the common shares outstanding at the time of the issuance (on a non-diluted basis), excluding common shares issued under the plan or any other share compensation arrangement over the preceding one year period.  The maximum number of common shares which may be issued to any one insider under the employee share option plan within a one year period is 5% of the common shares outstanding at the time of the issuance (on a non-diluted basis), excluding common shares issued to the insider in question under the employee share option plan or any other share compensation arrangement over the preceding one year period. However, any entitlement to acquire common shares granted pursuant to the plan or any other share compensation arrangement prior to the option holder becoming an insider shall be excluded for the purposes of the limits set out above.

In addition, the maximum number of common shares which may be reserved for issuance to any one person is 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as compensation or incentive mechanism.

Should the number of issued and outstanding Stantec common shares change due to a stock dividend, split, consolidation, or other corporate change, the Board of Directors will, with the approval of the relevant stock exchange, make an appropriate adjustment to the terms of previously issued options.

If an option holder ceases to be eligible for the plan for any reason other than death, each option held by that person ceases to be exercisable 30 days after that person becomes ineligible and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances.  These provisions apply regardless of whether the person is dismissed with or without cause.

Options are only assignable when an option holder dies and only by will or by the laws of descent and distribution.  Following death of an option holder, his or her legal representative may exercise the options within six months after the date of death, but only to the extent that the options were by their terms exercisable on the date of death.

Under the employee share option plan, the expiry date of options expiring while a blackout period is automatically extended to ten business days following the lifting of the blackout.  In the event that the term of an option expires within or within three trading days following the end of a blackout period imposed by us, which does not include a cease trade order imposed by any securities regulatory authority, the option expires on the date that is ten trading days following the end of the blackout period and such expiry is not subject to the discretion of the Board of Directors.

Shareholder approval is required for employee share option plan amendments that concern

a)
Any amendment to the number of common shares issuable under the employee share option plan, including an increase in the fixed maximum number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage

b)
A reduction in the exercise price or purchase price of an option (other than for standard anti-dilution purposes such as in the case of a share split, share consolidation, or a stock dividend) held by or benefiting an insider

c)	An increase in the maximum number of common shares that may be issued to insiders within any one year period or that are issuable to insiders at any time

d)	An extension of the term of an option held by or benefiting an insider

e)	Any change to the definition of “eligible person” in the employee share option plan which would have the potential of broadening or increasing insider participation

f)	The addition of any form of financial assistance

g)	Any amendment to a financial assistance provision which is more favourable to participants of the employee share option plan

h)
The addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the employee share option plan reserve

i)
The addition of a deferred or restricted share unit or any other provision which results in participants of the employee share option plan receiving securities while no cash consideration is received by Stantec

j)
Any other amendments that may lead to significant or unreasonable dilution in Stantec’s outstanding securities or may provide additional benefits to eligible persons in the employee share option plan, especially insiders, at the expense of Stantec and its existing shareholders

The Board of Directors may, without shareholder approval but subject to the receipt of any requisite regulatory approval, including approval from the TSX, be able to make all other amendments that are not of the type listed above including, without limitation, the following

a)	Amendments of a housekeeping nature

b)	A change to the vesting provisions of an option or the employee share option plan

c)
A change to the termination provisions of an option or the employee share option plan which does not entail an extension beyond the original expiry date, except in the case of an extension due to a trading blackout

d)	The addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the employee share option plan reserve

INDEBTEDNESS OF ANY DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Our management is not aware of any

a)	Indebtedness outstanding to us or any of our subsidiaries by

b)	Guarantees, support agreements, letters of credit, or other similar arrangements provided by us to any of our directors, executive officers, employees or former directors, executive officers or employees, or any of our subsidiaries, at any time since the commencement of the last completed fiscal year.

EMPLOYMENT CONTRACTS

Anthony P. Franceschini

We have an employment contract with Mr. Franceschini, effective January 1, 2003, which provides that Mr. Franceschini will remain our president and chief executive officer until December 31, 2008.  The contract provides for

a)	An annual base salary of $375,000

b)	An annual bonus of 1.5% of our annual net income before deductions for employee performance bonuses, executive bonuses and taxes

c)	Options for our common shares as follows:

Number of Options	Strike Price	Vesting Date	Expiry Date
60,000	$8.05	January 3, 2004	January 3, 2010
60,000	$9.42	January 3, 2005	January 3, 2011
60,000	$10.80	January 3, 2006	January 3, 2012
60,000	$12.17	January 3, 2007	January 3, 2013
60,000	$13.55	January 3, 2008	January 3, 2013
If Mr. Franceschini’s employment is terminated without cause, he will receive a lump sum payment of $750,000.

Mr. Franceschini will also receive a $750,000 lump sum payment if he terminates his employment within six months of our undergoing a change of control.  A change of control, for this purpose, is defined as a situation where a person acquires more than 50% of our common shares.  A change of control also occurs when the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the Board of Directors.

In all other cases Mr. Franceschini may end his employment after giving three months’ notice.

Mr. Franceschini’s contract also restricts him from competing with us, soliciting our employees, and soliciting our clients for a period of two years following termination of his employment.

Mark E. Jackson

We have an employment contract with Mr. Jackson.  The contract provides Mr. Jackson with a biweekly salary and a discretionary annual bonus.  Mr. Jackson’s biweekly salary was set at $12,500.25, effective January 1, 2008.

If we terminate Mr. Jackson’s employment without cause, we must provide to him the greater of  (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him pro rated for that portion of the year which has elapsed from the last fiscal year end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments).  Mr. Jackson will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his last earned bonus.  A change of control, for this purpose, would occur when a person acquires more than 50% of our common shares or where the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the Board of Directors.  In all other cases, Mr. Jackson may end his employment after giving us three months’ notice.

Mr. Jackson’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Donald W. Wilson

We have an employment contract with Donald W. Wilson.  The contract provides Mr. Wilson with a biweekly salary and a discretionary annual bonus.  Mr. Wilson’s biweekly salary was set at $12,500.25, effective January 1, 2008.

If we terminate Mr. Wilson‘s employment without cause, we must provide to him the greater of  (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him pro rated for that portion of the year which has elapsed from the last fiscal year end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments).  Mr. Wilson will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his last earned bonus.  A change of control, for this purpose, would occur when a person acquires more than 50% of our common shares or where the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the Board of Directors.  In all other cases, Mr. Wilson may end his employment after giving us three months’ notice.

Mr. Wilson’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Valentino DiManno

We have an employment contract with Mr. DiManno.  The contract provides Mr. DiManno with a biweekly salary and a discretionary annual bonus.  Mr. DiManno’s biweekly salary was set at $11,538.75, effective January 1, 2008.

If we terminate Mr. DiManno‘s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him pro rated for that portion of the year which has elapsed from the last fiscal year end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments).  Mr. DiManno will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his last earned bonus.  A change of control, for this purpose, would occur when a person acquires more than 50% of our common shares or where the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the Board of Directors.  In all other cases, Mr. DiManno may end his employment after giving us three months’ notice.

Mr. DiManno’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Jeffery Kishel

We have an employment contract with Mr. Kishel.  The contract provides Mr. Kishel with a biweekly salary and a discretionary annual bonus.  Mr. Kishel’s biweekly salary was set at US$11,538.40, effective January 1, 2008.

If we terminate Mr. Kishel‘s employment without cause, we must provide to him the greater of  (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him pro rated for that portion of the year which has elapsed from the last fiscal year end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments).  Mr. Kishel will also receive the termination payments if, within six months preceding or two years following a change in control (1) his salary is reduced or (2) his bonus is reduced to less than his last earned bonus.  A change of control, for this purpose, would occur when a person acquires more than 50% of our common shares or where the nominees of a person holding at least 30% of our common shares are elected as directors and comprise a majority of the Board of Directors.  In all other cases, Mr. Kishel may end his employment after giving us three months’ notice.

Mr. Kishel’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

REPORT ON EXECUTIVE COMPENSATION

Composition of Corporate Governance and Compensation Committee

As described above, the Corporate Governance and Compensation Committee is currently comprised of Robert J. Bradshaw, William D. Grace and Susan E. Hartman, none of whom are officers, or former officers, of Stantec.

Compensation Philosophy

Our executive compensation program is designed to link executive compensation to corporate performance.  A successful program should ensure that executives are motivated to achieve key corporate goals by appropriately rewarding them for generating outstanding business results and contributing exceptionally to our leadership and management.  We feel that our compensation philosophy attracts, retains, and motivates top executives who will contribute to our long-term success.

The base salary for each executive officer is determined by the position’s responsibility, the position’s importance to us, and industry standards.  Base salaries for executives other than the chief executive officer are intended to provide a base level of compensation at the low end of the range for comparable positions.  The amount of money available for executive bonuses is determined annually by the Corporate Governance and Compensation Committee and depends on our annual income before deductions for the chief executive officer’s bonus, employee performance bonuses, executive bonuses, and taxes.  Annual bonuses for executive officers, other than Mr. Franceschini, are discretionary and include a number of factors, including individual performance and corporate performance.  Recommendations regarding bonuses for executive officers are made by the chief executive officer to the Corporate Governance and Compensation Committee for consideration.  The Committee, upon reaching a recommendation, in turn presents it to the board for approval.  There are no set weights for each factor and factor weights may vary from year to year.  In 2007, bonuses ranged from 151% to 506% of base salary for the named executive officers.

We also have an employee share option plan to provide long-term incentive to key employees, including executive officers.  The employee share option plan is intended to

1.	Align the interests of employees and shareholders
2.	Contribute to the growth of shareholder value
3.	Constantly improve operating results
4.	Retain key employees
5.	Encourage key employees to become our shareholders

Key employees are granted options to purchase shares at the Board of Directors’ discretion with the advice of the Corporate Governance and Compensation Committee.  In making its decision to award share options, the Board of Directors considers the following criteria:

•      The employee’s ability to contribute to our long-term success
•      The value of recognizing employees who may influence our future success
•      The amount and terms of any existing options which have been issued to that employee
•      The recommendation of the chief executive officer
•	Such other factors as the Board of Directors feels are relevant with respect to any individual key employee

We have no defined benefit corporate pension plans or supplemental pension plans for executives.

Compensation of the Chief Executive Officer

Mr. Franceschini’s compensation is determined according to his January 1, 2003, employment contract  (see EMPLOYMENT CONTRACTS above).  Mr. Franceschini’s compensation is comprised of a base salary, an annual incentive bonus, and share options.  There are no other components to his compensation.

Because there are limited direct comparables for the chief executive officer position, Mr. Franceschini’s base salary was negotiated based on his overall experience, responsibility, and performance.  His annual incentive bonus is tied solely to corporate performance and is a predetermined percentage of profit of our Company.  His share options, issued according to our employee share option plan, are a long-term incentive tied directly to the creation of shareholder value.

The Board of Directors believes that the overall chief executive officer compensation package is appropriate as it substantially incorporates short-term financial performance (annual incentive bonuses) as well as long-term financial performance (share options).

During 2007, Mr. Franceschini’s compensation was allocated as follows (based on the terms of his employment agreement):

•	Base Salary: 17%
•	Annual Bonus: 83%

Submitted on behalf of the
Corporate Governance and Compensation Committee

Robert J. Bradshaw, Chairman
William D. Grace
Susan E. Hartman

PERFORMANCE GRAPH

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2002 against the total return of the S&P/TSX Composite Index over the same period.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We carry a directors’ and officers’ liability insurance policy with a maximum coverage of US$45,000,000 a year and a US$500,000 per claim deductible.  Under this policy, we are reimbursed for paying directors and officers as required, permitted by law, or permitted by our by-laws when claims are made against a director or officer for an alleged or actual wrong committed by him/her during the course of his/her duties to us.  Coverage also applies, with no deductible, to a director or officer where we do not indemnify them.  There are certain exclusions, including bodily injury, property damage, and for acts resulting in personal advantage to which the director or officer was not legally entitled.  Some exclusions are covered under other insurance policies.  The coverage is in effect from May 1, 2007, to May 1, 2008, and its total premium is US$533,750.

2008 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 14, 2008, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2009 annual shareholder meeting.

ADDITIONAL INFORMATION

Additional information relating to us is available on SEDAR at www.sedar.com.

Any person may request and receive the following from our corporate secretary

a)	One copy of our Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form

b)
One copy of our comparative financial statements for the most recently completed financial year, the accompanying auditor’s report, and one copy of any interim financial statements created after the latest annual financial statements

c)	One copy of our most recent Management Information Circular in respect of the most recent annual shareholder meeting that involved the election of directors

We may require a non-shareholder to pay a reasonable charge for the material requested.

Financial information about our financial year ended December 31, 2007, and comparative information for the year ended December 31, 2006, is contained in our financial statements and management’s discussion and analysis, both of which can be found in our annual report.

DIRECTORS’ APPROVAL

Our Board of Directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Jeffrey S. Lloyd
Vice President, Secretary and General Counsel
March 14, 2008

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We understand the importance of sound corporate governance practices.  We aspire to uphold high standards of corporate governance throughout our organization.  These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices.  As a Canadian reporting issuer on the TSX and the NYSE, our corporate governance practices meet, and in some cases exceed, legal and regulatory requirements.

Board of Directors

Our Board of Directors presently includes eight members, six of whom are unrelated to Stantec, independent of its management and free from any interest or relationship that could materially interfere with their ability to act in our best interests and those of our shareholders.  The six independent directors are Ronald Triffo, Robert J. Bradshaw, William D. Grace, Susan E. Hartman, Robert R. Mesel, and Ivor M. Ruste.

Anthony P. Franceschini, as president and chief executive officer, is a member of management of Stantec and is therefore not an independent Board of Directors’ member.  In addition, Aram H. Keith, while not a member of management of Stantec, is not considered to be an independent director by virtue of the fact that until September 15, 2005, he served as the chief executive officer of The Keith Companies, Inc., a company acquired by Stantec.

The independent directors meet in executive session at least two times per year, with the two non-independent directors being excluded.  The format of these meetings includes a discussion with the chief executive officer on each occasion.  For our fiscal 2007, the independent directors met on six separate occasions.

Ronald Triffo is chairman of our Board of Directors.  Mr. Triffo is an independent director.  For a description of the role and responsibilities of the chairman, please refer to the description of Chairman set forth below under position descriptions.  In addition, we refer you to Mr. Triffo’s biography on page 14 of this information circular.

Additional information relating to each director standing for nomination, including other public company boards on which they serve as well as their attendance record for all Board of Directors’ and committee meetings during our fiscal year ended 2007, can be found on pages 15 through 17 of this information circular.

Board of Directors’ Mandate

The Board of Directors is responsible for our stewardship.  In executing this role, the Board of Directors shall oversee the conduct, direction, and results of the business.  In turn, management is mandated to conduct our day-to-day business and affairs and is responsible for implementing the Board of Directors’ strategies, goals, and directions.  The Board of Directors and its members shall at all times act in our best interests and its actions shall reflect its responsibility of establishing proper business practices and appropriate ethical standards expected of Stantec.

In discharging the Board of Directors’ stewardship obligations, the following are six specific principal responsibilities of the Board of Directors

1.             Integrity of Chief Executive Officer and other Executive Officers

The Board of Directors assesses the integrity of the chief executive officer and other executive officers through regular interaction at Board of Directors’ and committee meetings and through ongoing interaction.  In addition, the Board of Directors satisfies itself that the chief executive officer and other executive officers are creating a culture of integrity throughout Stantec by reviewing annually with the chief executive officer and executive officers what policies and procedures are in place to create a culture of integrity.

2.	Adoption of a Corporate Strategic Planning Process

It is the responsibility of the Board of Directors to ensure that we have appropriate short and long-term goals and have implemented a strategic planning process.  In identifying and adopting short and long-term goals and a strategic planning process, the Board of Directors shall look to our management, and particularly the chief executive officer, for leadership.  In addition to ensuring a strategic planning process is in place, the Board of Directors should assist in the process by maintaining open communication lines with management both directly and through the chief executive officer, providing objectivity to plans, and adding its collective experienced judgement to the strategic planning process.  Finally, the Board of Directors must approve our strategies as they evolve and as they may change.  In this context, the Board of Directors must be responsible for monitoring management's success in implementing and modifying its strategies as may be required.

3.	Managing Risks and Protecting Shareholder Value

The Board of Directors shall be responsible to ensure that proper procedures are established for the protection of shareholder value.  The Board of Directors is expected to adequately scrutinize material programs and approve material capital expenditures, acquisitions, and divestitures.

Members of the Board of Directors are responsible for and must be expected to understand the principal risks associated with our business.  In this regard, the Board of Directors must rely upon our management to identify and monitor risks on a day-to-day basis; however, the Board of Directors must ensure that there are adequate systems in place which effectively monitor and manage the risks of the business to ensure our long-term viability.  It is acknowledged and understood that all business decisions involve balancing risks with reward and benefit, and hence any material business actions must balance the potential return against the potential damage to shareholders.

4.	Appointing, Developing and Monitoring Senior Management (Succession Planning)

The Board of Directors implements its corporate strategies and resolutions through delegation to management.  In turn, management must inform and communicate properly with the Board of Directors and in accordance with the Board of Directors’ stated goals and objectives.  As a result, the Board of Directors must ensure that it has retained a management of appropriate calibre, particularly in the role of the chief executive officer.  The Board of Directors must implement systems to assess the performance of its senior management, particularly that of the chief executive officer, against objectives established by the Board of Directors.  To the extent there are mechanisms which may assist the appointment, development, and assessment of management, the Board of Directors should be satisfied that such systems are in place and that an orderly succession of senior management can be facilitated.

5.	Communications Policy

The Board of Directors shall ensure that we have a policy in place to enable us to communicate effectively with shareholders, other stakeholders, and the public generally, including the capital markets.  Our communications policy must effectively relate our operations to shareholders and should facilitate open communication with shareholders.  The chief executive officer will be directly responsible for approving the issuance of any material communications to shareholders.

6.	Internal Corporate Controls and Management Information Systems

The Board of Directors shall ensure there are control and information systems in place to ensure the effective discharge of its responsibilities hereunder and in law.  In particular, the Board of Directors will ensure we have (a) an audit system and internal controls which verify the integrity of the financial data and the compliance of financial information with appropriate accounting principles, (b) adequate environmental information, controls, and reporting systems, and (c) systems for monitoring and evaluating the implementation of corporate strategy and material corporate decisions.

The Board of Directors at large is responsible for its approach to corporate governance issues.  In considering these issues and in assessing the effectiveness of the Board of Directors and its committees and the contribution of each individual director, the Board of Directors will seek the assistance and advice of the Corporate Governance and Compensation Committee.

Position Descriptions

The Board of Directors has developed position descriptions for the chief executive officer, Board of Directors’ chairman, vice-chairman, the chairman of the Corporate Governance and Compensation Committee, and the chairman of the Audit Committee.  Such position descriptions are as follows:

Chief Executive Officer Position Description

Appointment

The Board of Directors shall appoint the chief executive officer on terms and conditions that it considers appropriate.

Reporting and Review

The chief executive officer shall report to the Board of Directors.  The Board of Directors shall review the chief executive officer’s performance on an annual basis.

Duties and Responsibilities

The chief executive officer shall have full responsibility for the day-to-day operation of our business in accordance with our strategic plan and budgets as previously approved by the Board of Directors.  In discharging this responsibility, and subject always to the oversight of the Board of Directors, the chief executive officer shall

•	Foster a corporate culture that promotes ethical practices and encourages individual integrity

•
Work with the chairman of the Board of Directors to ensure the Board of Directors is provided with all information and access to management necessary to allow it to fulfill its statutory, governance, and other obligations in a timely manner

•
Fully apprise the Board of Directors of all matters that are material to directors and alert the chairman in a timely manner of any material changes or events that may impact our risk profile, financial affairs, or performance

•	Together with the chairman, develop and recommend to the Board of Directors a long-term strategy and vision for us that leads to enhancement of shareholder value

•	Develop and recommend to the Board of Directors annual business plans and budgets that support our long-term strategy

•	Consistently strive to achieve our financial and operating goals and objectives

•	Promote continuous improvement in the quality and value of our services

•	Seek to secure and maintain a competitive position for us within our industry

•	Ensure that we have an effective management team below the level of chief executive officer with an active plan for management development and succession

•	Implement policies and processes to ensure the integrity of our internal controls, management information, and financial reporting

•	Serve as the spokesperson for us and oversee communication between us and our shareholders, the investment community, media, governments and their agencies, employees, and the general public

Chairman

The prime responsibility of the chairman of the Board of Directors is to provide leadership to the Board of Directors to enhance Board of Directors’ effectiveness. The Board of Directors has ultimate accountability for supervision of our management. Critical to meeting this accountability is the relationship between the Board of Directors, management, shareholders, and other stakeholders. The chairman, as the presiding member, must ensure that these relationships are effective and efficient and further our best interests.

The chairman shall

•	Chair all meetings of the Board of Directors

•	Oversee the Board of Directors’ discharge of its duties assigned to it by law, in the constating documents of Stantec and the Corporate Governance Guidelines

•	Together with the chief executive officer, represent us to employees, shareholders, and other stakeholders

•
Develop a good working relationship between the office of the chairman, the president and chief executive officer, and the Board of Directors  to assure open communications, cooperation, interdependence, mutual trust, respect, and commonality of purpose

•	Take steps to foster the Board of Directors’ understanding of its responsibilities and boundaries with management

•	Establish procedures to govern the effective and efficient conduct of the Board of Directors’ work

•	Establish the agenda for and preside at all meetings of the Board of Directors and annual and special meetings of shareholders

•	Oversee the distribution of information to the Board of Directors in a manageable form, sufficiently in advance of the meeting

•	Oversee the functions delegated to the committees and monitor the committees' work to see that these functions are carried out and results are reported to the Board of Directors

•	Carry out other duties as requested by the Board of Directors

Vice-Chairman

The prime responsibility of the vice-chairman of the Board of Directors is to support the chairman of the Board of Directors in fulfilling his duties, and acting as a spokesperson for the Company as requested by the chairman or the president and chief executive officer.

The vice-chairman shall

•	Attend all meetings of the Board of Directors

•	Serve as a spokesperson for the Corporation as requested by the chairman of the Board of Directors or the president and chief executive officer

•	Carry out special assignments as requested by the Chairman

•	Participate as a vital part of the Board of Directors leadership

•	Perform other responsibilities as assigned by the Board of Directors

Corporate Governance and Compensation Committee Chairman

The prime responsibility of the chairman of the Corporate Governance and Compensation Committee is to provide leadership to the Corporate Governance and Compensation Committee to ensure its effectiveness. Critical to meeting this accountability is ensuring that we have in place an appropriate and effective system of corporate governance.

The chairman of the Corporate Governance and Compensation Committee shall

•	Set the tone for the Corporate Governance and Compensation Committee work

•	Set the agenda and chair Corporate Governance and Compensation Committee meetings and ensure distribution of meeting minutes

•	Oversee the logistics of the committee’s operations and ensure compliance with the Corporate Governance and Compensation Committee Terms of Reference

•	Report to the full Board of Directors on the Corporate Governance and Compensation Committee’s decisions and recommendations

•	Chair the meetings of the Board of Directors in the absence of the chairman of the Board of Directors

Audit Committee Chairman

The prime responsibility of the chairman of the Audit Committee is to provide leadership to the Audit Committee to enhance its effectiveness. Critical to meeting this accountability is the relationship between the Audit Committee, management, and the external auditors. The chairman of the Audit Committee must ensure that these relationships are effective and efficient and further our best interests.

The chairman of the Audit Committee shall

•	Set the tone for the Audit Committee work

•	Set the agenda and chair Audit Committee meetings, and ensure distribution of meeting minutes

•	Oversee the logistics of the committee’s operations and ensure compliance with the Audit Committee Terms of Reference

•	Report to the full Board of Directors on the Audit Committee’s decisions and recommendations

Orientation and Continuing Education

The Board of Directors ensures that all new directors receive a comprehensive orientation so that new directors can understand the role of the Board of Directors and its committees, their individual roles and expectations, and the nature of our business.  In fact, new directors are provided with an orientation and education program that includes materials from recent Board of Directors’ and committee meetings as well as written information about their duties and obligations as directors.  Meetings are scheduled with new directors and members of senior management.  New directors are also provided with a comprehensive director’s orientation manual.

Each director assumes responsibility for keeping informed about our business and developments in the industry.  Management assists directors by providing them with updates on developments in various geographical areas in which we are active, communication from the chief executive officer to employees, and such other information management considers to be of interest to the Board of Directors.

In conjunction with Board of Directors’ meetings, directors regularly take part in tours of our offices.

Ethical Business Conduct

The Board of Directors has adopted a code of ethics (the Code), which is our comprehensive code of business conduct and ethics, which provides a framework for directors, officers, and employees on the conduct and ethical decision-making integral to their work.  The Board of Directors, through its Corporate Governance and Compensation Committee, reviews the operation of the code and any waivers thereof.  The code is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices.  In the event that amendments are needed, recommendations are made to the Corporate Governance and Compensation Committee and the Board of Directors for approval.  The code is available on our website at www.stantec.com and on SEDAR at www.sedar.com.

The Board of Directors has also adopted whistleblower procedures which allow officers and employees who feel that a violation of the Code has occurred to report this violation on a confidential and anonymous basis.  The procedures allow concerns regarding accounting, internal accounting controls, or auditing matters to be reported on a confidential and anonymous basis as well.

The Board of Directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within Stantec.  To review our whistleblower procedures, please visit our website at www.stantec.com.

The Board of Directors believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements.  As such, if at any Board of Directors’ meeting, a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Nomination of Directors

The Corporate Governance and Compensation Committee, composed entirely of independent directors, is responsible for identifying and recommending to the Board of Directors suitable director candidates.  As part of the process, the committee considers what competencies and skills the Board of Directors, as a whole, should possess, assesses the skill sets of current Board of Directors’ members and identifies any additional skill sets deemed to be beneficial when considering Board of Directors’ candidates in light of the opportunities and risks facing Stantec.  The committee may engage outside advisors to assist in identifying qualified candidates.  Potential candidates are screened to ensure that they have the attributes of integrity and accountability, the ability to think strategically, financial literacy, excellent communication skills, and the ability to work effectively as a team.  These skills and attributes are necessary in order to execute their duties and responsibilities.  The committee also considers the positions held with other organizations and the other business and personal commitments of prospective director candidates to determine whether they would be able to fulfill their duties as Board of Directors’ members.

Compensation

The Corporate Governance and Compensation Committee annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director.  Details of directors’ compensation are disclosed on pages 18 to 20  of this Information Circular.  Effective with fiscal 2004, the granting of options to directors under our employee share option plan was discontinued.

The Corporate Governance and Compensation Committee, composed entirely of independent directors, is responsible for annually reviewing and recommending to the full Board of Directors the compensation for the president, chief executive officer and other senior executives.  Details of executive compensation are disclosed on pages 20 to 25 of this information circular, and the Report on Executive Compensation, which includes a description of the process undertaken to determine executive compensation, is found on pages 28 to 29.

The Corporate Governance and Compensation Committee has the authority to retain consulting firms to assist in carrying out the committee’s responsibilities, including determining the compensation of the president and chief executive officer and other executives.

Assessments

The Corporate Governance and Compensation Committee is responsible to provide annually to the Board of Directors an assessment of the Board of Directors’ performance.  This assessment is discussed with the full Board of Directors.  This is done following the end of each fiscal year and at the same time as the report on Board of Directors’ membership criteria.

This assessment is of the Board of Directors’ contribution as a whole and specifically reviews areas in which the Board of Directors and/or the management believes a better contribution could be made.  Its purpose is to increase the effectiveness of the Board of Directors, not to target individual Board of Directors’ members.

Communications Policy

We are committed to providing timely, accurate, and balanced disclosure of material information about our Company, consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or information in influencing an investor's decision with respect to the purchase or sale of our shares. We will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX, the NYSE, and applicable securities commissions.

We have established a Disclosure Committee to support the chief executive officer and the chief financial officer in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures are made in compliance with relevant securities legislation.   This is not a standing committee of the Board of Directors and is comprised of a representative group of corporate and operational leadership.

The Disclosure Committee will meet prior to the release of our regular quarterly and annual disclosure documents. The committee also will meet as required to review and evaluate other disclosures, potential disclosures, or upon request of the chief executive officer or chief financial officer.

Compliance with NYSE Standards

As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences are summarized below:

•
Section 303A.07(d) of the NYSE's Listed Company Manual requires each listed company to have an internal audit function.  Canadian law and the rules of the TSX do not require us to have an internal audit function; however, effective November 1, 2007, we implemented an internal audit function.

•
Section 303A.08 of the NYSE's Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. The definition of equity compensation plans under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans which rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors.  The TSX rules require shareholder approval of security based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter (a) every three years in respect of all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum or (b) at the time and in respect of any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and which includes specific authority for certain TSX-specified types of amendments. Stock purchase plans where securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval would be required under the NYSE’s rules.  We comply with the rules of the TSX.